EXHIBIT 99.3

INFOSYS LIMITED
PRESS MEET
12:15 PM IST, OCTOBER 10, 2003

Moderator: A very good afternoon to all of you. Thank you for joining us today to discuss the results for the second quarter. We will start with the joint presentation by Mr. Nandan Nilekani, CEO, and Mr. Kris Gopalakrishnan, Chief Operating Officer. The board of directors along with Hema Ravichander, Basab Pradhan, and Akshay Bhargav will take questions. After which we will conclude the press conference. May I request all of you to keep your cell phone on the silent mode please. Thank you. Over to you Nandan.

Nandan: Thank you Tina and I would like to welcome all of you to the performance results of Infosys for the second quarter ending September 30, 2003. Let me briefly run you through some of the key messages and key highlights we have this quarter. Before that we will begin with the Safe Harbor clause, which all of you are now familiar with. I will go through the financial performance, then Kris will go through the operational performance and other details, then Akshay Bhargav will go through with the Progeon performance and then I will come back for the outlook for the future and a summary.

On the financial performance for Q2, we have had on Indian GAAP income growth of 29% and PAT from ordinary activity has gone up by 32.9%. On US GAAP, we have had year-to-year revenue growth of 38.2% and net income growth of 38.6%. This quarter, we have added 29 new clients as compared to 22 in the last quarter and 51 for the half year; and our repeat business for this quarter is at 95.7% as compared to 97.8% for the previous quarter. This quarter has also been remarkable again, last quarter we had hired the largest number of people in one quarter with a net of about 1700 people, this quarter again we have beaten that and we have had a head addition of over 2000 people in one quarter and a gross of about 2595, and at the end of the period head count we had 19,000 employees working with us.

The income for the year on Indian GAAP quarterly basis was 1134 crores and we had an operating profit of 378 crores and we had a net profit from ordinary activities of 300 crores. For the half year, we have had income now of 2200 crores, which on a percentage basis is a growth of 34.8% and our profit after tax from ordinary activities for the half year is 578 crores, which is a 30.6% growth for the previous half year of the previous year. The balance sheet now is at total of 3335 crores and out of which cash and equivalent is at 1726 crores.

In terms of the region wise revenue there has been an increase in the revenue from Europe. Europe has gone up from 17.4% to 18%. Rest of the world has gone up from 5.8% to 6.5%, and the US- North American revenue has declined slightly from 74.7% to 73.9%. However, as we have been saying earlier on a quarter-to-quarter basis this could change, so we should really look at the trends for this kind of data. With that I will request my colleague Kris Gopalakrishnan to run you through the operational performance.

Kris Gopalakrishnan: Thanks Nandan and good afternoon to everyone of you. Our utilization excluding trainees that is the billable employees has not changed much, it is 83.8 compared to 83.9, but more importantly, including trainees, it is at 74.3% versus 77.3% last quarter, that means that we have sufficient number of people in the pipeline for future growth. There has not been much change in fixed price versus time and material, it is at fixed price is at 35.4. There has been a significant shift in the onsite-offshore ratio. Revenue wise, onsite is 54.1 this quarter versus 56.2 last quarter, and offshore is 45.9 verus 43.8. In terms of effort, there has been a shift of 1.8% towards offshore this quarter. Onsite effort is 32.6 and offshore 67.4. Last quarter onsite was 34.4 and offshore was 65.6. The repeat business has been very high. It continues to be high. The top client contributes to 6.6% of revenues. 119 clients given us business of more than a million dollars in the last 12 months. The number of $5 million clients have gone up to 40, number of $10 million clients have gone to 22, and number of $30 million clients have gone up by 1, it is 5 now. We have acquired significant number of clients who are strategic in nature, who can give us multimillion-dollar business in the future, and the number of clients added is 29. This spans the different vertical industries we work in, for example, in retail Infosys has signed up with one of the largest apparel manufacturers in the US to create an e-commerce web site for its online business. You know, we have completed an end-to-end package implementation for a women’s specialty apparel retailer. In the healthcare and pharmaceutical sector, we are seeing actually growth now. We are working with a leading provider of healthcare, staffing services to reengineer their legacy systems. We are also doing some work in India for a global pharmaceutical company to look at effectiveness of their distribution support system. In the automotive sector, we are working with one of the largest automakers in Japan and Europe to look at an integrated system for product development and improving internal efficiency. We have added clients in the energy sector. In the hi-tech space, you know, we are seeing that we are starting to partner with fairly large companies actually, global corporations, we are looking at the end-to-end, you know, with an end-to-end storage infrastructure solutions company working with them. We are working with a leading provider of credit enhancement product, so you know, the client acquisitions have been very broad. The Banking Business Unit has also done well this quarter in terms of client and things like that. The Banking Business Unit has banked the 17th clients in India with one of the top public sector banks deploying the Finacle core-banking product. Another significant achievement in this sector includes a premier bank in Saudi Arabia. Finacle has also done certain benchmark and in this benchmarking exercise it has broken all hitherto published benchmarks itself for transaction processing in core banking. We have added 2025 net employees, gross additions to 2595. The strength today stands at 19,120 for Infosys alone and if are combined with Progeon, we have crossed 20,000 employees, of these 17,625 employees are the software professionals. We continue to invest in infrastructure and technology, our capex expenditure for this quarter was 68.83 crores and as of September 30, 2003, the company had 37,79,250 sq. feet of space capable of accommodating 19,900 employees, and we have under completion space for accommodating another 7540 more employees. Akshay.

Akshay Bhargav: Thank you Kris. Progeon had a good very solid quarter. We reported 17.08 crores in revenues, up from 12.87 in the previous quarter, which is a 33% increase. Our gross margin remained very solid at 43% at 7.51 crores. Operating profit rose to 20 lakhs from 9 lakhs previous quarter, and profit after tax was 82 lakhs again up from 79 lakhs the previous quarter. If you look at some of the other facts, Progeon added three new customers during the quarter, taking the total clients list to 10. We added another 156 employees, taking employee count to 1038, crossing the thousand people mark. What we are very very pleased about is the fact that the strategic view that we had taken to you know push for end-to-end business from our customers, to go after strategic customers, and to focus ourselves in the strategic segments, is really beginning to pay off, and you know our pipeline remains extremely strong and we are very pleased with what is coming. Thank you.

Nandan: Let me spend some time on giving our outlook for the future. Our guidance for the quarter ended December 31, 2003, is income for the on a non-consolidated basis expected to be (between) 1153 crores and 1162 crores, and earnings per share is expected to be between Rs. 45.30 and Rs. 45.40. On a consolidated basis including Progeon this is expected to be between 1171 crores and 1181 crores; and earnings per share between Rs. 45.50 and Rs. 45.60. For the full year, we are expecting the income on a consolidated basis to be between 4623 crores to 4658 crores, and earnings per shares between Rs. 178.80 and Rs. 179.30 per share.

To summarize, we have revised our guidance upwards and we now expect our revenues for the financial year ending March 31, 2004, to exceed one billion dollars. Now this in 1999, the revenues of this company were 121 million dollars, which means in five years the revenues of this company would have grown from a little over 100 million dollars to over a billion dollars. Two years back, the revenues of this company were about half a billion dollars. What it means is in two years, the revenues would have doubled from half a billion to over a billion. So, I think this is really showing that the offshoring business is mainstream, it is showing that the world has recognized the power of the offshoring global delivery model, and also I think the fact Infosys is a market leader, a brand leader and is really where all the companies do come for when they want to look at the global needs- I think this is a reaffirmation of that fact. On this basis, we have declared an interim dividend of 290%. Growth continues to be strong. Our volume growth this quarter was 8%. But what was important was that the offshore volume growth was at 10% and the onsite volume growth was only 2.4%. So, clearly our moves to increase the offshore content have gone up and our onsite effort man-months has dropped from 34.4% to 32.6%, a drop of 1.8% in one quarter. This is also we believe that pricing is showing signs of stability. Our revenue productivity for this quarter has actually been flat in spite of the change to the offshore onsite mix, but both onsite and offshore revenue productivity have gone up marginally this quarter, and we believe that pricing is showing signs of stability and we do hope that it will be maintained. We have also been successful in adding several new strategic clients. Today, we have three clients who generate more than $40 million of revenue for us, and we believe we have many more clients in our client pool with whom we can have a multimillion-dollar relationship and therefore I think there is a large potential pool of clients whom we can grow our relationships with. As I mentioned earlier, we continue to recruit strongly. Last quarter, we added over 1700 net new employees and this quarter for the first time we have added more than 2000 net new employees, which again is the largest in our history. In the last two to three quarters, we have been focussing very strongly on increasing our offshore revenue and as I explained to you we have seen the result of that. Our onsite effort, which was around 35%-36%, has now come down to 32.6% in the space of three to four quarters. We have also done a good job in reducing our onsite subcontractors replacing them with our employees, and that has also contributed to better performance and the margins. We continue to invest in our global infracture. We are investing in China, we are investing in Mauritius, we are investing in Toronto, and we are investing in the UK. Progeon has a plan to invest in the Czech Republic, so we are investing in Melbourne where we have a development center. So, increasingly we will be investing and enhancing our capital expenditure across the world. We are also investing significantly to enhance our end-to-end solution capability. We have a number of initiatives at Infosys, whether be it in the retail area or in telecommunications or many other verticals, or financial services where we have a strong portfolio, where we are enhancing our capability to deliver quality solutions because we believe that the combination of the high excellence in execution of our global delivery model combined with solution and relationship capability at the front end will give us the necessary strategic firepower to take on the challenges from the global competitors. We have opened the subsidiary in China, this is a wholly owned subsidiary with the initial capital outlay of $5 million. We are opening a center in Shanghai with the intention of planning it for 200 people. So, our China initiative is also under way. We are also focussing greatly on strengthening our client relationship management framework. One of the points that has been made when we compete against global competitor is that they have strong relationships and better client facing skills. I think, we are doing a lot of work on internally in Infosys both in terms of training our client facing people, in terms of recruiting high quality people for us in the client facing side, improving the processes that deal with working with clients, improving domain knowledge, improving our solutions, improving our focus on technology, improving our quality processes, and we believe all this strengthening is already begin to pay off in terms of the results. We do believe that the rupee is a source of concern. We will hedge our forex exposure. We currently have a forex exposure of $139 million, but as you are aware, the appreciating rupee can impact margins. We estimate that 1% appreciation of the rupee has a 0.5% impact on our operating margin. In terms of our model, we have assumed for Q3 and Q4 at 45.4 rupees to the dollar. But, appreciating rupee is something that can cause, you know, can impact margins. The other thing we need to of course keep an eye out is what is happening on the outsourcing front, what is happening in the visa front. We do believe that at this point the fact that H1 visas have gone to 65,000, they will not immediately have an impact because we have, you know, we have the visas we need right now and for the future, but obviously on a long term basis we need to watch this very carefully and see how it goes. We do expect that in the future, we will be hiring both permanent residents and local employees, but it is something that we should keep an eye out. So, I think, in terms of factors to watch out for, it would be the strengthening rupee and the potential impact of outsourcing and visa issues. With that I come to the end of the presentation and will throw the floor open for question. Thank you.

Vasuki: Nandan, Vasuki from ANI. This second case on sexual harassment, Phaneesh Murthy, are you anticipating any more cases or how far it has affected the image of Infosys.

Nandan: Well, this is a case involving two ex-employees, you know both are former employees, both have left more than a year back. We received the, you know, the complaint, we came to know about it on Friday. We immediately issued a press release. We are still examining the allegation. At this point in time, based on our analysis as well as the analysis of our lawyers, we do not see this case making material impact on our financial operations or performance, and we will keep you know examining the allegations and taking the appropriate action through the necessary legal channels.

Gayatri: I am Gayatri from Doordarshan. Mr. Phaneesh Murthy has said that the very fact that it was settled out of court publicly has led to further allegations like these. How do you react to that allegation?

Nandan: I cannot really comment on the reasons for these allegations, that I think have to be left to the people involved. Infosys, when the case initially surfaced in July of last year, had made a public commitment that once the case was settled either by settlement or by a legal process, we would divulge all the full details of the case, which we believe is the right thing in terms of transparency and governance and therefore when the case did get settled in the month of May, we had a press conference and we shared all the details in the light of the commitment that we had made. So, I think, we have done what is required as per our corporate norms.

Male participant: Is there concern that there will be more copycat lawsuits?

Nandan: I think I really don’t want to comment further on this matter, I think whatever we had to say we said in the press release, and we will continue to examine the case, and as I said this is a case dealing with two ex-employees who have left more than a year back and based on what we have studied, we see absolutely no impact on the company, on the financial performance, and operations.

Lady participant: You had a programme called Instep. I just want to know........ (inaudible)

Nandan: The Instep program has been very successful, we have this year between 25-30 people coming down on Instep, next year we are budgeting to double this program and we want to get about 60 Instep trainees from across the world. We are seeing a wide variety of interest in campuses all over the world, and it is an integral part of our globalization efforts, and I think it has been a good program.

Lady participant: What is the profile of the people who are coming?

Nandan: These are all young people who are doing undergraduate education in campuses across the world; and some of them are postgraduates because we do have MBA program people too, so broadly it is the people doing an MBA program, its people who are doing liberal arts program, and people who are studying technology in universities across the world.

Moderator: Can I request all of you to speak into the mike please, we are recording this session and unless you speak into the mike we will not be able to record it. Please press the black button on the right hand side of the panel in front of you and the mike will get activated, thank you.

Male Participant: (question inaudible)

Kris Gopalakrishnan: The client additions have been 29, the net, the total number of clients at the end of the quarter stands at 346 versus 345, so the net addition is one. What happens is over the months, you know, either it is possible that we are no longer doing business with them, because we look at it on a last 12 month basis or, you know, we rationalize, you know, some of the smaller clients stop working with them, and it is a transaction and the transaction is over and we stop working with them. Attrition today stands at about 9.1% over the last 12 months, it has gone up from 7.6 the previous quarter. Attrition typically is at, you know, 2-5 years period, you know, it is typically when an engineer has couple of years experience, they want to go for higher studies about 35-40% of this attrition is for higher studies and remaining is to other organizations and other pursuits actually.

Nandan: Just to add before I give it to Akshay. The revenue from US has not declined. What we are saying is the rate of growth of non-North American regions has been faster and therefore the percentage of revenues from the US has reduced. I request Akshay to answer.

Akshay: Progeon added a 156 net people, so the number includes about 90 people who left during the quarter, the attrition for Progeon remains between 20 and 25% somewhere around 23.

Male Participant: Yeah, can you tell us more about the stabilization of prices, how much have they risen by, can you give us figures.

Basab: We are seeing stability in the prices. We are not seeing any rise in the prices, so that is basically the situation today.

Male Participant: (question inaudible)

Basab: No they are not declining, they are stabilizing, that means they are not moving up or down.

Male Participant: (question inaudible)

Basab: No we don’t want to discuss rates.

Male Participant: (question inaudible)

Nandan: I mean the rates we cannot discuss, but if you want in terms of revenue productivity, our revenue productivity this quarter for onsite went up by 1.4% and our revenue productivity on the offshore went up about 2.2%. Now, because the onsite offshore mix, the onsite went down from 34.4% to 32.6%, the blended revenue productivity has remained the same, which is why you see that our effort man-months for the quarter has gone up by 8% and our revenue for the man-month has gone up for 8%. This is dollar term services only.

Male Participant: Can you please say how many people left during this quarter, that question wasn’t answered.

Nandan: That is there in the press release, 570.

Madhavan: Can I have a question, I am Madhavan from Reuters. I wanted to ask you about couple of things; one is your position vis-à-vis your competitors, because yesterday Accenture cautioned on the margins outlook on the outsourcing business and being your key competitor and your own margins have looked up even after excluding factors like your treasury profits. So we are very keen to know as to what is driving this seemingly divergent trend where Infosys margin seem to be looking up while the other competitors are down, and has it got something to do with the fact also that you have manage to keep your hiring or wage composition under control somehow apart from the variable pay issue and how sustainable is this?

Nandan: I think there are a number of things we need to look at. First of all I think, there is a point which we have been making for quite sometime that there is really a competition between two different business models, and we have been saying that our business model, which is not only Infosys but our esteemed friends in the country, is superior business model, because you are able to deliver very competitive price point, you are also able to deliver value in terms of, you know, investor value, and it has a lot of strategic leverage because for example our SG&A, sales and marketing cost, is about 7.4% of revenue, whereas for the global competitors, it is about 15% of revenue, and also we are able to hire 2000 people in India in a quarter without impacting margins, because the costs are lower and therefore, there are lot of strategic benefits that come from our business model; and our view is that at the end of the day, this is essentially a battle of business models, where we have on the one hand a superior business model, which has strength and resilience and on the other hand we have a business model which is being disrupted by this model, and therefore a lot of the activity that you see in the market is a result of this competitive intensity and I think we have demonstrated the robustness and resilience of this business model, because in the last few quarters we have seen declines in prices, we have seen the rupee appreciating significantly, and within that I think, the focus on our cost improvement, on our volume growth, on getting economy of scale, on reducing our subcontractors, and increasing off shore, all of that has enabled us to achieve the goals that we have set, and I think it is reflected in the growth of the company as I explained earlier, we have grown from a $121 million in March of ‘99, to a billion dollars in March of 2004, in 5 years, and we are looking at growing from a little over $500 million in 2 years back to a billion dollars, that means it is doubling in 2 years, in the most competitive, most difficult IT environment. So, I think, there are some messages in that.

Madhavan: One small point I wanted to ask you is how are your sale cycles working because you mentioned visa issues, but it will be very nice to know, we hear a lot about the fact that your sales pitch- the environment, the mood, the articulation of sales pitch has been altered by fears of a backlash politically, socially, even on Wall Street, so we need to get a heads up on what is really happening on that front.

Basab: Well there are two different things, the sale cycles actually depend upon a few things like the size of the deal, the risk perceived in the deal, and also whether the delivery model and the outsourcing model is mainstream or not. So the sales cycle actually has benefited from the fact that offshore outsourcing has become so mainstream that people don’t perceive a very high degree of risk that they might have perceived, you know, 5 years back. The other side of it is that you know all the press that outsourcing is getting offshore outsourcing and the visas and that whole job loss thing, that is something we help our clients deal with that, that is not at least today is not so much altering their intention to outsource, but it is something that they have to deal with and you know because of our experience in this we are helping them deal with that.

Lady participant: Just a follow up on Nandan’s thing on the H1B visa. There is also a proposal now to look at the blanket L1 that the IT services companies have. Is that likely to trouble you or are not you likely to have more, I mean there are lot of other.., TCS for instance has a lot more people out in L1 than they do on H1B?

Hema Ravichander: Yeah, actually there are several legislations on the L front also in the US, you know, like fixing a cap for the L1 category is one of them, removal of the blanket L1, we are looking in and they are suggesting issues around similar employment conditions as in the H1B, and of course not to allow employees to work on a third side. As far as we are concerned if you look at our numbers and you know our L exposure is much lower than H, and we have always paid comparable wages to both the L employees as well as the H employees. So, we do not see this as a significantly impacting us, both from the cost perspective as well as from the exposure perspective.

Lady participant: Hema how many L1s would you have out there, that is 1 and 2, apart from the cost perspective there is a third being able to work on the third side, which is really the big advantage of the L1 and does that make a material impact?

Hema Ravichandran: We have about 1800 L existing in the US, of course all of them may not be in the US at any point of time, they could be here in India, because this is a total number; and yes, we can transition those Ls into Hs, it is those kind of conditions forthcoming, that is something we have to look at.

Lady participant: How effectively are you moving up the value chain, any really good IT products, new IT products?

Nandan: Since possession of the mike is nine tenths of the law, I will answer your question. I think first of all I just want to clarify; moving up the value chain and selling IT products is not synonymous, there are many ways to move up the value chain and just by providing high value, high quality service you also move up the value chain, so lets put that in perspective. About 35% of our revenue is from new services. New services are services that we have introduced in the last five to six years, which includes things like management consulting, enterprise solutions, systems integration, infrastructure management, validation and testing, and BPO through Progeon, so I think we have done a good job in going from more of the vanilla application development services to these new services. Increasingly, we are also looking at differentiating to solutions, for example, we have retail business unit that has come out with a number of solutions including for situations like lead-time optimization for a retailer, and how to use RF IDs in today’s environment and so forth. So, I think, there is very consorted effort to go up the value chain, to differentiate ourselves through solutions, etc. and that along with growth is where really we are focusing our strategies; and products is definitely one of the ways, but is not the only way to go up the value chain, and even in products I think our banking group has done a very good job. It has got installations from across the world, in India it is the dominant provider, and our recent benchmark has shown that this has the best performance for any OLTP banking application. So, there is also a good progress happening there. Actually, if you take a look at our press release and if you look at all the projects mentioned there you will see how these projects..., they are all about solving business problems leveraging domain knowledge and technology, and that shows the quality of work which is going on.

Male Participant: How do you say as the Banking Business Unit performed, considering the fact that you know the contribution of products to overall revenue is down comparing year on year, and also the fact that the domestic revenue is down; so does that have to do anything with the BBU?

Nandan: Yeah all our domestic revenue and product revenue is from banking business, and I think the banking business is doing very well, however, on a quarter-to-quarter basis in the product business as a lot of people in the product business have been saying, is lumpy and therefore you have to look it on the longer term trend.

Madhavan: I would like to come back to Basab Pradhan, I am sorry but you were very cryptic, “we help our clients deal with that,” it sounds too cryptic on a very major problem you are facing on fears of backlash. First do you feel the heat when you do your sales these days; and second, what do you tell the client that makes them so happy?

Basab Pradhan: You don’t believe me, do you!? Okay, you have to separate the way a business leader looks at our solutions and services from two other things, one is how he manages that communication within his company and to the external work, right? So the business leader he is looking for increased, you know, organization performance in his IT organization, so he feel he have a company. So he wants to work with us, so he listens to our business pitch, which has always been strong and that has not changed, it has in fact improved overtime, but because we have worked with so many other companies who have done large offshore outsourcing programs, we know how that change within the IT organization needs to be managed and that change within the IT organization also includes that communication about you know concerning the fear of job losses and so on and so forth. Then the second part of it is how you know very soon it goes outside the company and then the press will start asking questions, and that is another part of the change that has to be managed. So based on our experience with leading offshore outsourcing companies, we are able to help them use some of those best practices and have them deal with the problem, that is what I meant.

Nandan: Also I think apart from Infosys I think NASSCOM has taken a fairly leading initiative, working closely with all the Indian companies, working closely in the US, and they have been helping to put the message across about the benefits of outsourcing to the global economy and why in the long run everybody can win from this.

Lady participant: Nandan mentioned this in passing, so I just want to pick it up, in the long term if the visa thing continues do you see a lot more local permanent resident hires, will they be fewer Indians going abroad as company employees who are working, you have been talking about being a global company for a while, so will you be hiring a lot more local, do you see that change very substantively say in the next four or five years.

Nandan: You know already we have close to 300 employees across the world who are local employees from more than 30 odd nationalities, and today for example the head of our consulting, the head of our alliances, the head of outsourcing, the head of our health care practice are all really people from local market, so very, very high qualified and very, very talented folks. So I think that trend is happening. I think while the number of people onsite from our local economies will go up as we go forward, I think you also have to look at the absolute growth which is happening here, we are growing, to give you some metric as I said in the first quarter we hired 1700 net new people, in the second quarter we have hired 2000 people net, and we have officially said that we are going hire at least 3000 people in the next two quarters. So, we are looking at something like 7000 people being added, and therefore even if the percentage of onsite reduces, the absolute growth will create opportunities for people, you know, to go abroad and so forth. So I think both will happen.

Male Participant: (question inaudible)

Nandan: Okay, it is like this boss, I will speak on the dollar side because, you know, that is the stuff I know well. There is an 8% increase in revenue for the quarter sequentially but the important thing is that this quarter has been a very good quarter in terms of moving the work offshore, which was, and we have been articulating this for some time, is one of our key drivers for a number of reasons that we talked about. And there has been an over 10% increase in the offshore effort man months, and the onsite effort man months has gone up only by 2.4%. So, I think the move to offshore is also the reason for the lower top line growth, but remember the move to offshore is, you know, gives us better quality earnings.

Male Participant: (question inaudible)

Nandan: No, actually, no, in fact, as I said growth is strong, remains strong. We believe that offshoring continues to be a big part of the agenda for IT buyers across the world, and I think Infosys as the market leader with a brand we have and the position we have is well positioned to take advantage of this opportunity.

Male Participant: (question inaudible)

Nandan: No, first of all lot of time has gone by since April. Second, I think at April our view was, you know, sort of, was in the context of the SARS crisis which had just started up, the Iraq war, and some pricing re-negotiations that we had just consummated and so forth. So, I think, there were certain factors, but if you look at it six months later, I think the, you know, those factors have all gone away. If you look at the forecast of economic, you know, economists and others including people like Mohandas Pai, who is also an economist, you know, they expect to see good growth in the second half of the financial year. We are seeing outsourcing becoming more and more mainstream. We are seeing pricing stabilizing. Recently we completed a very successful secondary ADR where we met more than 200 investors and explained to them our model and they have all begun to appreciate the strategic significance of our business model and why it has implications for all players. So, I think, looking at all these factors that gave us the confidence to revise our estimates to over a billion dollars. But you may have prescience, I mean you may have noticed it before we did.

Male Participant: (question inaudible)

Nandan: At this point in time, this is the estimate that we stand by.

Male Participant: (question inaudible)

Mohandas Pai: We are not invoicing in rupees for service delivered outside India to a client outside India. We are seeing some increase in our Euro billing, because business from Europe is increasing. We are looking at issues, but the currency of billing is a point of negotiation between two people, and I think the clients do have a view on whether they want to bill in what currency, and normally client overseas want to bill in their own convertible currency, they are very comfortable, because they don’t want to take on an exchange risk. We have seen reports in the press that certain people are looking at billing in rupees with a narrow range and things like that, but you know, when you negotiate with a very large client, a Global 50 client or a Fortune 100 client, they would like to bill in the global currency, and I think we minimize any risk by hedging to whatever extent possible.

Madhavan: I wanted to ask you about the revenue by service offering. There seems to be some very interesting trends there that maintenance and testing seem to be significantly up while re-engineering and consulting seem to be significantly down. That seems to suggest that you are accepting more low end work and losing some of the brand value associated with higher end work, I mean, how do you say, deal with that?

Kris Gopalakrishnan: Quarter-by-quarter, you know, these trends don’t give you long-term picture. Definitely maintenance has gone up a little bit in this quarter, but partly the reason is that, you know, there has been a shift to offshore, you know, the long term relationships are being established and things like that. Some other clients with whom we have been working for quite some time have started ramping up and things like that. If you look at over the last, you know, three to five years, the services which have been introduced in the last three to five years, you know, the package implementation, the business consulting, the technology consulting and things like that, system integration, they contribute about 35% of our revenues. So, you know, looking at, you know, a slightly longer period, definitely these services are starting to contribute significantly to our revenues. So, that is the, you know, perspective you need to have.

Male Participant: (question inaudible)

Kris Gopalakrishnan: Over the last 12 months, if you look at, maintenance has actually come down, you know, the last 12 months maintenance, previous year was 29.3, this year it is 28.3. So, quarter upon quarter number, you know, does not give you the complete indication.

Male Participant: Taking on that, the development has in the last 12 months come down, and also package implementation has gone up significantly. Your comments please.

Shibulal: Yeah, as actually Kris mentioned, you know, package implementation is a new service which we introduced three to four years back, while the licensing revenue for packages are coming down, we are seeing an increased trend of removing the shelf wire into an implementation stage. So, that is where we are seeing the growth.

Male Participant: (question inaudible)

Mohandas Pai: You would have seen that we have added substantially more people in this first two quarters of this year than last year, and right now we have 19,900 seats, 19,126 employees. So, we have to add on more space. We are building about 7500 seats right now. The work is in progress. Some will be completed in this quarter, and some in the next two quarters. So, we are working at full capacity in terms of seats that we have.

So, we have to increase our capital expenditure. That is why you have seen an uptake in the second quarter. Quite possibly there could be an uptake in the third quarter too, because we are aggressively expanding our capacity.

Male Participant: Nandan, taking off again on that banking product group, you said you are doing well. Could you just give us, how many clients did you win during this quarter, #1? Another thing is that the number of people in that banking product group has, you know, gone down by 15 people, and, yeah, that is it?

Nandan: Yeah, I think the banking side, the total number of clients now in India is 17, the total number of global clients, I will just get back to you because I don’t have the figure on the top of my head. I think, my point was that, we have done a number of things in the banking area, for example, our internet banking, E-Channels, and E-Corporate is doing very well and we have made a number of announcements including in the Middle East. We have now made the Finacle product really the corporate standard for all the major banks in India, I think 7 out of the 9 private sector banks run on Finnacle, and now all the public sector banks that are going to centralize technology, like the Union Bank, the Punjab National Bank, Oriental Bank of Commerce, all are on our technologies. So, I think, we have a dominant position. By the way, the total number of customers is 45 for the, you know, all over the world. So, I think, we are doing extremely well. We do expect that in the coming years, we have made an investment in CRM, we have made an investment on the treasury side, we expect all those investments also to start bearing fruit.

Mohandas Pai: Balaji, I am sorry, I think I misread your question, you were asking about investments. Yes, I understand what you are saying. We have about 450 crores in liquid funds invested as of September end, 450 crores. We had 0 on 31 of March, and we had about I think about 120 odd crores on end of last quarter. These are investments out of our cash surpluses in short term liquid funds, because these are held for strategic reasons, and we have a exposure limit based upon our net worth to invest as also exposure limits based upon the total fund size to invest in each fund and this is done because today by investing in liquid funds, the post tax returns are higher. Our shareholders have also been pointing out several times in the AGM that we possibly we need to optimize on our taxes and earn superior return by investing liquid funds, we have done that.

Male Participant: (question inaudible)

Mohandas Pai: Well we have an exposure limit, and you know this figure is quite close to the exposure limit.

Lady participant: Nandan, how is your Mangalore facility functioning? Will there be new initiatives within Karnataka, will there be new facilities within Karnataka?

Shibulal: Actually our Mangalore facility is doing very well. We are growing in Karnataka. We are actually out of space. We are going to reach out of space very soon. We are looking for new land in Mangalore.

Male Participant: Regarding that infrastructure, you have about 10 lakh sq. ft. of space in the progress of completion, which can accommodate about 7540 employees. Is it going to be completed during this year or is it going to take a period of time, #1? #2, is there any other plans of overseas, other than the countries that Nandan had mentioned during his presentation?

Mohandas Pai: Well, out of the 7500, a part of it will be completed this quarter, a part the next quarter, and we set up a 3500 odd seats in Bangalore quite possibly just started last week or this week, and a part of that will be completed in the first quarter of next year and substantially in the second quarter of next year. So, I think the next three quarters, a large part of the seats will be complete. At this point of time, we have said that we will invest in China. We are starting a subsidiary for $5 million. Our business continuation center in Mauritius is expected to go live around this quarter, third quarter of this year. And in Melbourne we are expanding our space, there is a program right now. In the Czech Republic, we are looking to set up a space for Progeon. This is what we have said we are doing, and it stands there at this point of time.

Male Participant: Actually very related to that, I want to ask about the Pune facility, because I think there is a huge amount of money that you have put into Pune and it will be very nice to get a break up of how many employees of Infosys together right now are based in Bangalore, and what is the outlook for Pune given that you have made an investment nearly as big as this campus?

Hema Ravichandran: Currently, we have about 2625 employees in Pune, and 8800 employees in Bangalore. There was an earlier question on Mangalore, we have 1200 employees in Mangalore, and of course about 1000 employees in Bhubaneshwar, 2600 in Chennai, and 1000 in Hyderabad.

Mohandas Pai: We have bought land in Pune you know that, for the next campus, because we have found that whenever we want to expand, the limiting factor is obviously the land. Land requires government intervention, land requires acquisition, land requires availability and many other issues. So, we have bought the land, signed up for land in Pune, signed up for land in Chennai. So we are having enough land to expand there for a reasonable number of years.

Male Participant: How many people do you have in Australia of which can you name the number of local employees, that is #1? #2 is can you name the total number of H1Bs? And... yeah, that’s it...

Hema Ravichandran: We have about 4800 H1B and some more in the pipeline. And at any point of time, typically 50% of these 4800 would be in the US, the rest would be back in the offshore center. I don’t have the number of people specifically in Australia. Srinath can you take that?

Srinath Batni: In Australia, we have about 120 people working at this point of time. About 20 people are either permanent residents or Australian citizens at this point of time.

Male Participant: Mr. Pai, can you say when will you commence operation in these centers that you said would be completed within the next two quarters?

Mohandas Pai: No, no, I spoke about existing infrastructure plants, for example, we are expanding in Mysore, you know, that should be ready by this quarter end. We are expanding in Hyderabad, that should be ready, some seats should be ready by this quarter and the early next quarter. We are expanding in Bhubaneshwar, that should be ready in the fourth quarter of this year. We are expanding in Bangalore, part of which should be ready in the first quarter of next year. So, in Mysore we are building a staff hostel, because we are centralizing our training facilities there. So, a part of that should also be ready in Mysore by this quarter end.

Male Participant: So, can I take it for fact that this 7540 seats will be filled by the end of the next two quarters?

Mohandas Pai: Well, all I can say is that, you know, seats will be available as per plan. About filling the seats, that Shibu should decide.

Shibulal: Actually recruitment will be based on the business needs. Yeah, we have, last quarter we have added the highest number of people. 3000 is our planned addition for the next six months. So, you know, Mohan will always be ahead of time to make sure that we can add whenever we need.

Male Participant: I have a question for Kris. What is driving the growth at Infosys, I mean you have got about 350 clients, I mean are they the large clients who are giving you more work or is it new clients. I mean, some picture of, because the outlook for revenue has really changed in the last two quarters. So, what is pushing this up?

Kris Gopalakrishnan: We have added clients and we have grown with an existing client. The clients are giving us feedback that offshore outsourcing is mainstream. They would like to grow the business with Infosys, with India, using the offshore model. Repeat business is still very high, 95%+. So, clearly, you know, the outlook is based on the feedback from clients, feedback from the market, feedback from the analysts, who also see offshore growing, and our own growth numbers.

Male Participant: (question inaudible)

Mohandas Pai: Well, let me say this. We had an average appreciation of the dollar of about 2.2% this quarter, and period end was about 1.4%. Loss of revenue due to rupee appreciation this quarter is about 58 crores, and loss of revenue for the half year is about 90 crores assuming that you had the same kind of average as you had the last year, and 58 crores is 5.1% of revenues for this quarter. We have had a negative impact in the operating margin of about 0.75% of revenues because of rupee appreciation. We have gained in the forward contracts by 24 crores this quarter, 2.12% of revenues. We had a translation loss of 5.23 crores, 0.46% of revenues. The net impact because of hedging is 1.66% of revenues positive at 18.87 crores. And the net impact of rupee appreciation has been overall positive taking into account the impact on the operating margin to the extent of 10.40 crores, but you know, hedging is a very limited time technique. It does not protect you for a long term and hedging can possibly be done for a limited period of time and I think the rupee is a matter of concern like you said.

Male Participant: (question inaudible)

Mohandas Pai: No, no it is not..., $139 million is the hedge available as of the quarter end for the next quarter at about Rs. 46.50 per dollar, and beginning of the quarter we had about $257 million. Obviously, the outstanding position has come down, so some of the benefits have come in this quarter, but then outstanding position coming down is not an indication because you could take position at any point of time.

Moderator: We have time for one last question please.

Male Participant: Your other income has increased over the year. What other income, can you mention please?

Mohandas Pai: Increase over the year because of exchange gains. Exchange gains have gone up to 18.87 crores from 7.86 crores. The total difference in the other income this quarter, I think, is about 12 crores. The other income is about 12 crores and odd. But our tax liability too has gone up because of taxes on the other income. Other income we pay tax. So, net-net, the impact of other income going up on our total profits is not very material.

Moderator: Thank you all for joining us today. Please do join us for lunch outside in the lounge. Thank you.